EXHIBIT 21

List of Subsidiaries

Name	Where Organized

First United Security Bank	Alabama

Acceptance Loan Company, Inc.	Alabama

First Security Courier Corporation	Alabama

FUSB Reinsurance, Inc.	Arizona